Exhibit 22.1

List of Issuers of Guaranteed Securities

As of December 31, 2024, Lazard, Inc. (Parent Guarantor) was the sole guarantor of the following senior notes issued by Lazard Group LLC (Subsidiary Issuer), a Delaware limited liability company and wholly-owned subsidiary of Parent Guarantor:

3.625% Senior Notes due 2027
4.500% Senior Notes due 2028
4.375% Senior Notes due 2029
6.000% Senior Notes due 2031